Exhibit 4.6

Lion Group Holding Ltd. 獅子集團控股有限公司

Company number 359979

Warrant Certificate

Certificate Number:

Date of Issue:

Name and Address of Warrant holder:

Subscription Price Payable on an exercise: [Amount] per Warrant

This is to certify that the Warrant holder named above is the registered holder of the right to subscribe in cash for [Number] of [Share Class] Shares at the subscription price set out above subject to the Articles.

Name: Director